07005669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Etech Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 S. LAKE AVE. SUITE 700
(No. and Street)

PASADENA, CA 91101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK JAY LIANG 626-796-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHRISTINA HSI
(Name – *if individual, state last, first, middle name*)

2760 S. HACIENDA BLVD., HACIENDA HTS., CA 91745
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HANK CHING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Etech Securities, Inc., as of March 1, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

☑ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 1st (Date) day of March (Month), 2007 (Year), by

(1) Hank K Ching (Name of Signer),

☐ Personally known to me

☑ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DENETIA ARELLANES
Commission # 1507663
Notary Public - California
Los Angeles County
My Comm. Expires Aug 15, 2008

[Signature] Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form

Document Date: March 1, 2007 Number of Pages: 2 + certificate

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEET DECEMBER 31, 2006	2
STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006	
INCOME	3
STOCKHOLDERS' EQUITY	4
CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-11
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION	12
SUPPLEMENTAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2006	
COMPUTATION FOR NET CAPITAL	13
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT	14
REPORT ON INTERNAL CONTROL	15-16
OPERATING EXPENSES	17

CHRISTINA HSI & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

INDEPENDENT AUDITOR'S REPORT

To Board of Directors of
ETECH SECURITIES, INC.

I have audited the accompanying balance sheet of **ETECH SECURITIES, INC.**, as of December 31, 2006, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Christina Hsi & Co. CPA

CHRISTINA HSI & CO., CPA

Hacienda Heights, California
February 6, 2007

ETECH SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

Cash	$458,464
Commission receivable	148,279
Property and equipment, at cost, less accumulated depreciation of $194,012	65,706
Deposits	26,675
Start-up expenditures, at cost, less accumulated amortization of $93,786	--
Lease interest, at cost, less accumulated amortization of $4,973	--
	$699,124

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Short-term Liabilities	
Accrued expenses	$111,078
Loan payable, other	132,957
Long-term Liabilities	
Note payable, stockholder	220,000
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock, no par value, authorized 100,000,000 shares, outstanding 420,000 shares	420,000
Paid-in capital	63,000
[Deficits]	[247,911]
Total stockholders' equity	235,089
	$699,124

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues:	
Fee (commission and training)	$3,087,336
Interest income and other	4,877
Total	3,092,213
Expenses:	
Employee compensation and related payroll taxes	407,283
Commission	1,394,505
Communications and data processing	129,239
Occupancy	168,832
Operating expenses	957,943
	[3,057,802]
Income before income taxes	34,411
Provision for income tax	800
NET INCOME	$ 33,611

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock, No Par Value; 100,000,000 Shares Authorized				
	Number of Shares Issued	Amount	Paid-in Capital	[Deficits]	T o t a l
Balance Beginning of Year	420,000	$420,000	$63,000	$[281,522]	$201,478
Net Income	-	-		33,611	33,611
Balance End of Year	**420,000**	**$ 420,000**	**$63,000**	**$[247,911]**	**$235,089**

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities		
Net Income		$33,611
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization	$18,068	
Decrease/[Increase] in:		
Commission receivable	[14,586]	
Deposits	[2,974]	
Increase/[Decrease] in:		
Accrued expenses	439	
Total adjustments		947
Net Cash Provided by Operating Activities		34,558
Cash Flows from Investing Activities		
Acquisition of property and equipment		[44,892]
Cash Flows from Financing Activities		
Proceeds from loan payable, other	132,957	
Borrowings from note payable, stockholder	220,000	
Net Cash Provided by Financing Activities		352,957
Net Increase in Cash		342,623
Cash - Beginning of Year		115,841
CASH - END OF YEAR		**$458,464**

The accompanying notes are integral part of these financial statements.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that incorporated on February 25, 2000.

2. - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service, including training, principal transactions and agency transaction.

Property and Equipment
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Start-up Expenditures
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period.

Lease Interest
Lease interest includes initial payment for automobile lease. Such expense is capitalized and is amortized over a three-year period.

Estimates
Preparation the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Income Taxes
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes. At December 31, 2006, the deferred income taxes are immaterial.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

Statement of Cash Flows
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. - PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are as follows:

	Cost	Lives
Machinery and equipment	$142,206	3-5 years
Office furniture and fixtures	41,334	7-10 years
Leasehold improvements	76,178	7-10 years
	259,718	
Less accumulated depreciation	[194,012]	
Net	$ 65,706	

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

4. - LOAN PAYABLE, OTHER

The Company borrowed verbally $132,957 from individual who related to one of the Company stockholders, at zero percent interest. The loan payable has been reclassified as current in the accompanying Balance Sheet because repayment is anticipated during next year.

5. - NOTE PAYABLE, STOCKHOLDER

One of the stockholders loaned $220,000 to the Company and such loan is payable upon demand at zero-percent interest. The note contains a provision to convert to equity. Based on the management of the company, the possibility of repayment is remote for next few coming years.

6. - COMMITMENTS AND CONTIGENT LIABILITIES

(a) The Company rented its headquarter facilities under sixty-two-month lease term on December 2006. These terms of the lease provide for monthly lease payment of $16,432 per month at three percents index per year and such lease expires January 31, 2012.

Year Ending	Amount
December 31, 2007	$197,186
December 31, 2008	202,598
December 31, 2009	208,669
December 31, 2010	214,922
December 31, 2011	221,413
Thereafter	18,496

6. - COMMITMENTS AND CONTIGENT LIABILITIES (continued)

(b) The Company leased its branch facilities under three-year lease term. The terms of the lease provide for a monthly lease payment of $4,090 per month at four percents index per year and such lease expires on September 30, 2007.

Year Ending	Amount
December 31, 2007	39,814

(c) The Company leased another office facilities under one-year lease term on December 11, 2005. The terms of the lease provide for a monthly lease payment of $1,800 and such lease expires on December 31, 2007.

The rent expense for the year ended December 31, 2006 was $168,832

(d) Minimum commitments for automobile leases were as follows:

Year Ending	Amount
December 31, 2007	$15,575

The Company leases automobiles at $3,247 per month under operating leases, which expire in various dates. Auto lease payments for the year ended December 31, 2006 was $40,486

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

6. - COMMITMENTS AND CONTIGENT LIABILITIES (continued)

(e) The Company is not required to obtain error and omission insurance under the current regulations, however, the Company may have a significant degree without insurance. The Company has not recorded estimated liabilities for uninsured risks under that the Company management believes the loss and materiality are remote. The financial condition and net income of the Company in future periods could be adversely affected.

7. - INCOME TAXES

The provision for income taxes at December 31, 2006 consists of the follows:

State franchise tax expense	$800

8. - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. At December 31, 2006, the Company has net capital of $142,708 which was $137,708 is excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.7100 to 1.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

9. - EXEMPTION FROM THE REQUIRMENT INCLUDING THE EXPEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating customers' securities, the Company is exempted from the reserve requirement under SEC Rule 15c3-3k2ii Reserve Requirement.

For information relating to Possession or Control Requirement under SEC Rule 15c3-3k2ii, the Company also is exempted from the Possession or Control Requirements as a non-clearing B/D in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

10. - SUPPLEMENT CASH FLOWS INFORMATION

Income tax payments for year ended December 31, 2006 amount to $800.

CHRISTINA HSI & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Board of Directors of
ETECH SECURITIES, INC.

I have audited the accompanying financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2006, and for the year then ended, and have issued my report thereon dated February 6, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 13-17 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rules 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Christina Hsi & Co. CPA

CHRISTINA HSI & CO., CPA

Hacienda Heights, California
February 6, 2007

ETECH SECURITIES, INC.

COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Net Capital		
Total stockholders' equity		$235,089
Deduction and/or charges:		
Nonallowable assets:		
Nonallowable assets:		
Net property and equipment	$ 65,706	
Deposits	26,675	
Total Deduction and/or charges		92,381
NET CAPITAL		**$142,708**
Aggregate indebtedness		
Items included in statement of financial statement:		
Accrued expenses	111,078	
Loan payable, other	132,957	$244,035
Computation of basis net capital requirement		
Minimum net capital required		$5,000
Ratio: Aggregate indebtedness to net capital		1.7100 to 1
Reconciliation with the company's computation		
Net Capital, as reported in Company's unaudited FOCUS report		$128,654
Allowable assets erroneously reported as nonallowable:		
Audit adjustments to correct understated income		18,412
Audit adjustments to correct understated expenses		[4,358]
Net Capital per above		$142,708

See Independent Auditor's Letter on supplemental information.

ETECH SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Credit balances	
Free credit balances and other credit balances in customers' security accounts	- $0 -
Monies borrowed collateralized by securities carried for the accounts of customers	- 0 -
Monies payable against customers' securities loaned	- 0 -
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	- 0 -
Credit balances in firm accounts that are attributable to principal sales to customers	- 0 -
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	- 0 -
Market value of short security count differences over thirty calendar days old	- 0 -
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	- 0 -
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	- 0 -
Total credit items	- 0 -

See Independent Auditor's Letter on supplemental information.

CHRISTINA HSI & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

Board of Directors
ETECH SECURITIES, INC.

In planning and performing my audit of the financial statements and supplemental schedules of **ETECH SECURITIES, INC.** (the Company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Christina Hsi & Co. CPA

Christina Hsi & Co., CPA
Hacienda Heights, California
February 6, 2007

ETECH SECURITIES, INC.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2006

Operating Expenses	
Accounting	$5,720
Advertising	86,823
Automobile	46,611
Auto leasing	40,486
Bank service charges	3,276
Consulting	105,508
Contribution	1,000
Depreciation	18,068
Dues and subscriptions	6,945
Insurance	53,540
Meal and entertainment	3,208
Miscellaneous	11,399
Office	67,439
Postage	3,644
Printing	10,373
Professional	10,200
Repair and maintenance	30,528
Seminar	2,345
Supplies	5,555
Taxes and licenses	15,186
Trade show	56,639
Training	5,165
Travel	363,352
Utilities	4,933
TOTAL OPERATING EXPENSES	**$ 957,943**

See Independent Auditor's Letter on supplemental information.

END